Potash Corporation of Saskatchewan Inc. hereby withdraws the Form 8-A12B it filed on April 17, 2001, file number 1-1035.

Potash Corporation of Saskatchewan, Inc. will remain subject to its existing reporting requirements under the Securities Exchange Act of 1934, as amended.